

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Kay Neely
Chief Financial Officer and Treasurer
Sila Realty Trust, Inc.
4890 West Kennedy Blvd.,
Suite 650
Tampa, FL 33609

      Re: Sila Realty Trust, Inc.
          Form 8-K/A filed July 23, 2021
          Form 10-K filed March 24, 2021
          File No. 000-55435

Dear Kay Neely:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction